

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2013

<u>Via E-mail</u>
Shelagh Bone Hunter
President
SBH Associates, Inc.
13702 Rampchester Lane
Houston, Texas 77015

> **Re:** **SBH Associates, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 8, 2013**
> **File No. 333-187245**

Dear Ms. Hunter:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   It is unclear from the disclosure whether or not you intend to register your common stock pursuant to Section 12(g) of the Exchange Act. For example, on page 14 (risk factor 29), you indicate that you will not register under Section 12, but on page 36 you indicate that you will register under Section 12. Please revise accordingly. If your revised disclosure will state that you do not intend to register under the Exchange Act, please revise your references to the OTCBB throughout the prospectus to make clear that you will not be quoted on the OTCBB.

2.   We note your response to comment 1 from our comment letter dated May 6, 2013. We continue to find inconsistencies in the disclosure throughout your registration statement. Please review your disclosure and ensure that it is consistent throughout. For example only:

- We note you disclose on page 16 and elsewhere that your president agreed to sign a personal promissory note due and payable to counsel for counsel's fees. However, on page 16 and elsewhere, you disclose that your president is responsible for all costs relating to the offering.

- We note you state that you have only one director on page 25 and elsewhere. However, on page 25 and elsewhere, your disclosure also suggests that you have more than one director.

- We note you statement that all compensation will be paid in cash on page 27. However, on page 22, we note your disclosure that you "may attempt to use restricted shares of [y]our common stock to compensate employees/consultants and independent contractors wherever possible."

Exhibits, page II-2

3.   We note your response to comment 8 from our comment letter dated May 6, 2013. We also note that you disclose throughout your registration statement that the proceeds from the sale of the shares in the offering should be payable and delivered to "Gary B. Wolff, P.C. – Escrow Account." Please file as an exhibit to the registration statement the related escrow agreement, if applicable, or explain why you believe you are not required to do so. In addition, please provide us with a detailed explanation of the role of Gary B. Wolff in the offering and the preparation of the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristi Marrone at (202) 551-3429 or Jessica Barberich at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein at (202) 551-3789 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Frank J. Hariton, Esq. (Via E-mail)